UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Carbonite, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

141337105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141337105

1	NAMES OF REPORTING PERSONS David Friend
2	CHECK THE APPRORPIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OF PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,430,820
	6	SHARED VOTING POWER 137,963
	7	SOLE DISPOSITIVE POWER 2,430,820
	8	SHARED DISPOSITIVE POWER 137,963
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,783 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12	TYPE OF REPORTING PERSON IN

Item 1.

(a)    Name of Issuer:
Carbonite, Inc.
(b)    Address of Issuer’s Principal Executive Offices:
Two Avenue de Lafayette, Boston, Massachusetts 02111

Item 2.

(a)    Name of Person Filing:
David Friend

(b)    Address of Principal Business Office, or, if none, Residence:
Two Avenue de Lafayette, Boston, Massachusetts 02111

(c)    Citizenship:
United States of America

(d)    Title of Class of Securities:
Common Stock, par value $0.01 per share

(e)    CUSIP Number:
141337105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)    ☐ Broker or dealer registered under Section 15 of the Act;

(b)    ☐ Bank as defined in Section 3(a)(6) of the Act;

(c)    ☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)    ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)    ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Act;

(f)    ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Act;

(g)    ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Act;

(h)    ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)    ☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K) under the Act. If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

(a)    Amount beneficially owned:
2,568,783 shares (1)

(b)    Percent of class:
9.4% (2)

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 2,430,820
(ii)    Shared power to vote or to direct the vote: 137,963
(iii)    Sole power to dispose of to direct the disposition of: 2,430,820
(iv)    Shared power to dispose or to direct the disposition of: 137,963

Item 5.    Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Pursuant to the trusts described in footnote (1), other persons who are direct and/or indirect beneficiaries of such trusts have a contingent right to receive dividends from, or proceeds from the sale of, certain shares of the Issuer’s Common Stock reported herein.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.    Certifications

Not applicable.

(1)
Includes 287,752 shares of the Issuer’s Common Stock held by the David Friend Revocable Trust. Also includes 712,378 shares of the Issuer’s Common Stock subject to options held by Mr. Friend that are exercisable on or within 60 days following December 31, 2015. The reporting person disclaims beneficial ownership of the securities over which voting and/or disposition power is shared, except to the extent of his pecuniary interest therein.

(2)	Based on 27,216,779 shares of the Issuer’s Common Stock outstanding as of December 31, 2015.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2016

/s/ David Friend
David Friend

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).